July 8, 2025

VIA EDGAR

Ms. Erin Donahue

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange

Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Generation Essentials Group (the “Company”)

Registration Statement on Form F-1

File No. 333-288278

Dear Ms. Donahue and Ms. Purnell,

Pursuant to Rule 461 of Regulation C (“Rule 461”) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-288278) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time on July 10, 2025 or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

[Signature page follows]

Very truly yours,

The Generation Essentials Group

By:	/s/ Samuel Chau
Name:	Samuel Chau
Title:	Director and Chief Executive Officer

cc:	Giampietro Baudo, Chief Executive Officer, The Generation Essentials Group

Samuel Chau, Director and Chief Financial Officer, The Generation Essentials Group

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP